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FORM 55-102F6

# INSIDER REPORT

(See instructions on the back of this report)

*Notice — Collection and Use of Personal Information:* The personal information required under this form is collected for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia ... Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions ... disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives ... may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or ... authorities set out below ... Nova Scotia and Newfoundland ... confidential and will not be ... and use of this information, you ... of this report.

04012464

**BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)**

PACIFIC NORTH WEST CAPITAL CORP

**BOX 2. INSIDER DATA**

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): 07/01/04

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

**BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)**

FAMILY NAME OR CORPORATE NAME: BARR

GIVEN NAMES: HARRY

NO. STREET APT: 2303 WEST 41ST AVENUE

CITY: VANCOUVER

PROV.: BC POSTAL CODE: V6M2A3

BUSINESS TELEPHONE NUMBER: 604-685-1970

BUSINESS FAX NUMBER: 604-685-6550

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

**BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT**

☒ ALBERTA ☒ BRITISH COLUMBIA ☐ MANITOBA ☐ NEWFOUNDLAND ☐ NOVA SCOTIA ☒ ONTARIO ☐ QUEBEC ☐ SASKATCHEWAN

**BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A), (D), (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)**

| (A) DESIGNATION OF CLASS OF SECURITIES | (B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT | (C) TRANSACTIONS: DATE (DAY/MONTH/YEAR) | NATURE | NUMBER/VALUE ACQUIRED | NUMBER/VALUE DISPOSED OF | UNIT PRICE/EXERCISE PRICE | $ US | (D) PRESENT BALANCE OF CLASS OF SECURITIES HELD | (E) DIRECT/INDIRECT OWNERSHIP/CONTROL OR DIRECTION | (F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED |
|---|---|---|---|---|---|---|---|---|---|---|
| Private Options | (30000) | | | | | | | (30000) | 1 | H. Barr |
| Options | 567000 | | | | | | | 567000 | 2 | Ctn Gravity |
| Options | 80000 | | | | | | | 80000 | 1 | H Barr |
| Warrants | 7324 | | | | | | | 7324 | 1 | H Barr. |
| Common | 327500 | | | | | | | 327500 | 2 | Ctn Gravity |
| Common | 752834 | 13/01/04 | 10 | | 51000 | 1.08 | | 701834 | 2 | 293020 |
| Common | 23647 | 14/01/04 | 10 | 1000 | | 1.03 | | 24647 | 1 | H Barr |

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001/6/25

**BOX 6. REMARKS**

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

**BOX 7. SIGNATURE**

NAME (BLOCK LETTERS): HARRY BARR

SIGNATURE: [signature]

DATE OF THE REPORT (DAY/MONTH/YEAR): 23/01/04

PROCESSED

FEB 09 2004

THOMSON FINANCIAL

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TOTAL P.01